

January 3, 2013

Via E-mail
Michael J. West
President
Canfield Medical Supply, Inc.
4120 Boardman-Canfield Road
Canfield, Ohio 44406

> **Re:** **Canfield Medical Supply, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 19, 2012**
> **File No. 333-182639**

Dear Mr. West:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed December 21, 2012

Selling Shareholders, page 25

1. Please revise to disclose the natural person with voting and investment power for Underwood Family Partners and Kearney Holdings LLC.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

2. We note your revised disclosure in response to comment 1 of our letter, dated November 21, 2012. Please revise to clarify that cost of goods sold and general and administrative expenses are key variables in evaluating your financial condition.

Strategy

Increase profitable revenue and market share, page 54

3. We note your response to comment 3 that "it is management's opinion, based on past experience, that we could conservatively generate approximately $25,000 in additional revenue in the first 12 months after we start selling" and "it is management's opinion, based on discussions with the webstore designers and sales representative, that we could generate approximately $25,000 in revenues in the first 12 months of operation." It does not appear to us that the company has a reasonable basis to assert that there will be $25,000 in additional sales after the company starts selling when there is no assurance that the company will win any bids in the additional Ohio markets. Additionally, it does not appear to us that the company has a reasonable basis to assert that the webstore will generate $25,000 in revenues. We also do not understand your argument that having no local competitors offering a similar retail webstore would lead to the webstore having $25,000 in sales. Finally, the amounts noted for the cost of the webstore do not correspond to the amounts you indicate in your use of proceeds section to be spent on the webstore. Please revise your disclosures as appropriate.

Notes to Financial Statements

Note 1 – Organization, Operations and Summary of Significant Accounting Policies

Accounts Receivable, page F-7

4. We note your disclosure that you have not recorded an allowance for doubtful accounts in any of the periods presented. Based on your aging of receivables at September 30, 2012 as disclosed on page 59, please address the following:

    - We note your disclosure on page 39 that Medicare claims are paid within 30 – 45 days of submission. Please tell us how you believe the Medicare receivables aged above 45 days, not subject to appeal, are considered fully collectible (i.e. no allowance necessary).
    - We note your disclosure on page 39 that Medicaid claims are paid within 14 days of submission. Please tell us how you believe the Medicaid receivables aged above 30 days are considered fully collectible (i.e. no allowance necessary).
    - We note the aging of your self-pay receivables continues to deteriorate, with over 50% greater than 90 days (31% greater than 1 year old). Please revise to clarify your payment terms of such receivables, when you consider such receivables to be delinquent and what criteria you use to determine such receivables are still collectible (i.e. no allowance necessary).

Note 5 – Restatement, page F-10

5. We note your revised disclosures in response to our prior comment 6. Please address the following:
    - Please revise to expand your disclosure to explain the cumulative effect of the change on retained earnings as of December 31, 2009 as required by FASB ASC 250-10-50-7.
    - Please clarify for us how the adjustments were determined for each period presented, specifically adjustments to revenue, receivables and retained deficit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director